UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2023

Commission File Number: 001-39461

NANO-X IMAGING LTD

Communications Center

Neve Ilan, Israel 9085000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

On May 22, 2023, NANO-X IMAGING LTD (the “Company”) issued a press release, a copy of which is attached hereto as Exhibit 99.1, and incorporated herein by reference.

In the press release the Company uses certain financial measures that are not prepared in accordance with generally accepted accounting principles in the United States (“GAAP”). The non-GAAP financial measures that appear in the press release exclude (among other things) legal and other related expenses in relation to the following legal matters among other matters.

For information on other components that were excluded in preparation of the non-GAAP financial measures, please refer to the press release.

The information contained in this report, except the third paragraph of Exhibit 99.1, which contains certain quotes by the Chief Executive Officer of the Company, and the last sentence of the twenty-second paragraph of Exhibit 99.1, is hereby incorporated by reference into the Registration Statement on Form F-3, File No. 333-271688, and Form S-8, File No. 333-248322.

The press release attached as Exhibit 99.1 hereto corrects an error made in the Company’s statement of cash flows for the first fiscal quarter ended March 31, 2022. The Company’s Form 6-K filed with the SEC on May 23, 2022 included approximately $4.233 million in “Proceeds from the sale of marketable securities” that should not have been included in “Cash flows from financing activities,” but should have been included (a) in the amount of $3.705 million as proceeds from maturity of marketable securities in “Cash flows used in Investing activities” and (b) in the amount of $0.528 million as amortization of premium, discount and accrued interest on marketable securities in “Cash flows used in Operating activities.” The Company has retroactively corrected the classification, and the change has no impact on the Company’s overall cash position as of March 31, 2022. This error is related to our previously discussed material weaknesses in our internal control over financial reporting, all as described in Item 15, “Controls and Procedures” of the Company’s Form 20-F for the year ended December 31, 2022 filed on May 1, 2023. Pursuant to the Company’s remediation plan, the Company is in the process of remediating the material weaknesses and is committed to maintaining a strong internal control environment, including enhancing and supplementing the finance team and resources with an appropriate level of knowledge and experience in internal control over financial reporting requirements.

Legal Proceedings

As previously disclosed, in September 2020, two securities class action complaints were filed in the United States District Court for the Eastern District of New York against the Company and certain current officers and a director, which were subsequently consolidated and captioned as White v. Nano-X Imaging Ltd. et al, Case No. 1:20-cv-04355, alleging violations of securities laws on behalf of all persons and entities that purchased or otherwise acquired the Company’s publicly traded securities between August 21, 2020 and September 15, 2020, and seeking unspecified damages. On December 7, 2020, proposed lead plaintiffs submissions were fully briefed, on August 10, 2022, Magistrate Judge Marcia M. Henry issued a Report and Recommendation, recommending that the Court approve Derson O. Jolteus and Edward Ko as lead plaintiffs, and on August 30, 2022, Judge William Kuntz adopted the Report and Recommendation. On June 24, 2022, the Company moved to consolidate this action with the action captioned McLaughlin v. Nano-X Imaging Ltd. et al, Case No: 1:21-cv-05517, discussed further below. The Company’s motion to consolidate remains outstanding. On October 31, 2022, Lead Plaintiffs filed an amended complaint, which alleges that defendants violated the federal securities laws in connection with certain disclosures regarding the Company’s FDA submission and customer contracts. Lead Plaintiffs seek to represent a class of investors who purchased the Company’s publicly traded securities between August 21, 2020 and September 15, 2020. On February 3, 2023, the Company moved to stay this action in favor of the McLaughlin action, or, in the alternative, until the Company’s pending motion to consolidate was decided. The Company has not yet responded to the amended complaint.

On October 5, 2021, a class action complaint was filed in the United States District Court for the Eastern District of New York against the Company and certain of its officers, captioned McLaughlin v. Nano-X Imaging Ltd. et al, Case No. 1:21-cv-05517. On January 25, 2022, Magistrate Judge Peggy Kuo appointed Davian Holdings Limited as Lead Plaintiff in the McLaughlin v. Nano-X Imaging Ltd. et al, Case No. 1:21-cv-05517. On April 12, 2022 and in the same case, the Lead Plaintiff filed an amended complaint, which alleges that defendants violated the federal securities laws in connection with certain disclosures concerning the cost of the Nanox.ARC system as well as the comparison of the Nanox.ARC to CT scanners. Lead Plaintiff seeks to represent a class of investors who purchased the Company’s publicly-traded securities between August 21, 2020 and November 17, 2021. The Company moved to dismiss the amended complaint, and briefing on that motion was completed on September 9, 2022, and it remains outstanding.

On April 28, 2023, the Company signed a term sheet with Lead Plaintiffs in both the McLaughlin action and the consolidated White action to settle all claims in both actions. The settlement is subject to finalization of a formal settlement agreement and court approval of the settlement. As of March 31, 2023, the Company accrued $8 million for future settlement expenses in connection with the two pending class action lawsuits against the Company.

As previously disclosed, the Division of Enforcement of the U.S. Securities & Exchange Commission (the “SEC”) notified the Company that it is conducting an investigation to determine whether there had been any violations of the federal securities laws. The Company has been providing documents and information to the SEC and has received a subpoena from the SEC requesting that the Company provide documents and other information relating to the development cost of the Company’s Nanox.ARC prototypes, as well as the Company’s estimate for the cost of assembling the final Nanox.ARC product at scale, among other things. As previously disclosed, the Company is cooperating with the SEC in responding to its requests. The timing, outcome and estimate of potential losses related to this matter cannot be predicted at this time and the Company is unable to estimate a range of loss, if any, that could result were there to be an adverse final outcome in the SEC investigation. An adverse final outcome of the SEC investigation, which could occur at any time, could have a materially negative impact on our results of operations and financial condition.

On May 1, 2023, the Company received a notice alleging several causes of action, including breach of a consulting agreement between the claimant and Nanox Gibraltar PLC (the “Gibraltar Entity”) that was entered into in 2015. The claimant’s demand from the Company is for the payment of approximately $1.26 million for unpaid consulting fees from the Gibraltar Entity and approximately $25 million connection with his claimed entitlement to securities in the Gibraltar Entity. The Company believes the allegations against the Company have no merit and intends to defend its position vigorously.

EXHIBIT INDEX

Exhibit No.	Exhibit
99.1	Press release, dated May 22, 2023.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NANO-X IMAGING LTD

By:	/s/ Ran Daniel
Name:	Ran Daniel
Title:	Chief Financial Officer

Date: May 22, 2023

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